GeneThera, Inc.

3930 Youngfield Street

Wheat Ridge, CO  80033

303/463-6371

April 12, 2007

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC  20549

Re:

GeneThera, Inc. (“Registrant”) filing on SB-2 File No. 333-136503

(the “Filing”)

Filed August 23, 2006

Please be advised that Registrant hereby requests withdrawal of the Filing on SB-2 File Number 333-136503.  The Registrant has elected to withdraw in lieu of amending the registration statement. No sales of the Registrant’s Common Stock have been or will be made pursuant to the SB-2 Registration Statement. The Registrant intends to file a new Registration Statement with the Commission soon.

In accordance with the provisions of the Securities Exchange Act of 1934, we are requesting the Registrant’s EDGAR Filing of its SB-2 be withdrawn.

If you have any inquiries, please call me 303/463-6371, extension 204 and/or Dr. Antonio Milici at 303/463-6371, extension 202.

Cordially,

Tannya L. Irizarry

Chief Financial Officer (Interim)

Chief Administrative Officer

TLI